July 28, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Charles Eastman and Claire Erlanger

Re:	FiEE, Inc.

Form 10-K for the Year Ended December 31, 2024

File No. 001-37649

Dear Mr. Eastman and Ms. Erlanger:

FiEE, Inc. (the “Company”), hereby responds to the comments provided by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated July 14, 2025 (the “Comment Letter”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2024. Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto.

Form 10-K for the Year Ended December 31, 2024

Form 8-K filed April 10, 2025, page 1

1.	We note that on April 10, 2025 you filed a Form 8-K which included Item 4.02 disclosure related to Non-Reliance on Previously Issued Financial Statements. We note your disclosure that management concluded that the Company’s financial statements as of and for the year ended December 31, 2023 included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and as of and for the interim periods ended March 31, 2024, June 30, 2024 and September 30, 2024 included in its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024, June 30, 2024 and September 30, 2024, respectively, should no longer be relied upon, due to certain errors in such financial statements. We also note that you disclosed that you expect to file restated financial statements and restated financial information in amendments to your Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024, June 30, 2024 and September 30, 2024, respectively. Please explain to us why you have not filed any of these amended reports or included disclosure about this restatement in your Form 10-K for the year ended December 31, 2024. If you have determined that it is no longer necessary to amend these filings, please provide us your analysis. Also, as part of your response and revisions to future filings, please also refer to the guidance in ASC 450-10-50-7.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that on July 28, 2025, the Company filed restated financial statements and restated financial information in amendments to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024, June 30, 2024 and September 30, 2024. The Company advises the Staff that the delay in filing these amendments was the result of an administrative oversight.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

July 28, 2025

Report of Independent Registered Accounting Firm, page F-2

1.	We note from your Form 8-K 4.02 disclosure that in regards to the non-reliance on these previously filed financial statements, the decision was reached, and communicated to the independent accountant, on April 9, 2025. The independent accountant’s report for the Form 10-K for fiscal year ended 12/31/24, also filed on April 10, 2025, is dated April 9, 2025, and no restated items are identified within the document. Please tell us whether the errors disclosed in your Form 8-K were corrected in the current Form 10-K, or if not, explain why the accountant issued their unqualified report covering the quarterly and annual periods in question.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the errors disclosed in the Company’s Form 8-K filed on April 10, 2025 were corrected in the current Form 10-K for the fiscal year ended December 31, 2024 as filed on April 10, 2025.

[Signature Page Follows]

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

July 28, 2025

If you should have any questions concerning the enclosed matters, please feel free to contact our counsel, Jonathan M. Barron of K&L Gates LLP, at jonathan.barron@klgates.com or by telephone at (212) 536-3915 or Justin H. Kleckner of K&L Gates LLP, at justin.kleckner@klgates.com or by telephone at (615) 514-1806.

Sincerely,

/s/ Li Wai Chung
Li Wai Chung
Chief Executive Officer and President